POWUR, PBC
BALANCE SHEET
DECEMBER 31, 2018 & 2017

ASSETS

CURRENT ASSETS	2018	2017
Cash	$ 472,030	$ 164,156
Accounts Receivable, net of bad debt allowance	135,774	100,121
Short Term Investments	399,767	1,197,853
Other Current Assets	34,643	48,974
TOTAL CURRENT ASSETS	1,042,214	1,511,104
NON-CURRENT ASSETS		
Property and Equipment, Net	-	575
TOTAL NON-CURRENT ASSETS	-	575
TOTAL ASSETS	$ 1,042,214	$ 1,511,679

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	2018	2017
Accounts Payable	28,297	45,558
Commissions Payable, Current Portion	33,864	31,304
Other Current Liabilities	11,629	21,984
TOTAL CURRENT LIABILITIES	73,790	98,846
NON-CURRENT LIABILITIES		
Commissions Payable, Net	-	83,493
TOTAL LIABILITIES	73,790	182,339
SHAREHOLDERS EQUITY		
Common Stock (25,000,000 auth; 11,436,907 O/S, $0.0001 par)	1,144	1,142
Preferred Stock (10,000,000 auth; 6,532,628 O/S, $0.0001 par)	653	653
Additional Paid In Capital	3,946,973	3,943,824
Retained Earnings/(Deficit)	(2,980,346)	(2,616,279)
TOTAL SHAREHOLDERS' EQUITY	968,424	1,329,341
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 1,042,214	$ 1,511,679

POWUR, PBC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
Sales	$ 2,387,924	$ 1,684,926
Cost of Sales	$ 1,078,912	$ -
Gross Profit	1,309,012	1,684,926
Operating Expense		
Sales & Marketing	161,955	1,019,163
General & Administrative	826,283	711,602
Technology Development	760,824	725,633
Depreciation	575	382
Total Operating Expense	1,749,638	2,456,780
Income from Operations	(440,626)	(771,854)
Interest Income	14,831	6,552
Other Income/(Expense)	61,727	(37,920)
Net Income	$ (364,067)	$ (803,221)

POWUR, PBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (364,067)	$ (803,221)
Depreciation	575	382
Change in Receivables	(35,653)	(36,221)
Change in Other Assets	14,331	(12,548)
Change in Current Payables	(25,056)	76,785
Change in Long Term Payables	(83,493)	13,431
Net Cash Flows From Operating Activities	(493,363)	(761,393)
Cash Flows From Investing Activities		
Equipment Purchased	-	-
(Purchases)/Sales of Marketable Securities	798,087	(1,197,853)
Net Cash Flows From Investing Activities	798,087	(1,197,853)
Cash Flows From Financing Activities		
Sale of Stock	3,150	1,426,094
Net Cash Flows From Financing Activities	3,150	1,426,094
Cash at Beginning of Period	164,156	697,308
Net Increase (Decrease) In Cash	307,874	(533,152)
Cash at End of Period	$ 472,030	$ 164,156

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Powur, PBC ("the Company") is a public benefit corporation organized under the laws of the State of Delaware. The Company provides and manages an online platform that connects independent sales representatives to installers of solar energy systems and related equipment.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable consists of amounts due from customers that are expected to be paid within one year from the date of sale. The Company has historically written off a small amount of uncollectible accounts and expects to occasionally write off additional amounts so has established a bad debt reserve for expected future write offs.

Short Term Investments

Short term investments consist of highly liquid investments with maturities of greater than three months when purchased.

Other Current Assets

As of December 31, 2018, other current assets consisted of the following:

	2018	2017
Reserve for credit chargebacks	-	32,176
Backup withholding taxes receivable	1,111	6,083
Prepaid Insurance	5,604	5,859
Legal retainer	6,760	-
Prepaid commission advances	-	3,549
Undeposited Funds	16,918	57
All other prepaid items	4,250	1,250
Total Other Current Assets	34,643	48,974

Commissions Payable

Commissions payable consists of deferred amounts payable in connection with sales by Company's independent sales representatives, net of an allowance for forfeiture. The current portion of this amount represents amounts due and payable within one year from the balance sheet date. In February 2018 the company prepaid (at a discount) long term deferred commissions payable under a discontinued compensation plan. The discount took into consideration expected forfeitures and the time value of paying cash immediately instead of over approximately nineteen years and resulted in a one-time gain of $62,118.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Technology Development

Technology development consists of expenses incurred by the Company to create and maintain the Powur platform for connecting stakeholders in the solar energy sector.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2018 and 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to Income Tax in the State of California. The Company's California tax filings for tax year 2017 and 2018 will be subject to review by that State until the expiration of the statutory period in 2022 and 2023, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2017 and 2018 will be subject to review by that State until the expiration of the statutory period in 2021 and 2022, respectively.

<u>Equity Compensation</u>

In 2015, The Company adopted an equity compensation plan for the purpose of attracting and retaining key leaders and other talented personnel. Stock options vest on a schedule determined by management and permit holders to purchase stock at a pre-agreed price (generally the fair market value as of the grant date). The Company had the following amounts of restricted stock and options available, outstanding, and exercised as of December 31, 2017, and 2018.

	2018	2017
Stock Grants Authorized	3,600,000	3,600,000
Shares & Options Outstanding	3,125,472	2,838,542
Options Exercised	116,250	101,250
Available for Future Grants	358,278	660,208

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash Equivalents and US Treasury Bills. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before April 10, 2019, the date that the financial statements were available to be issued.